Press Release
For Immediate Release
For Details Contact:                             40W267 Keslinger Road
Edward J. Richardson        Kathleen S. Dvorak            PO BOX 393
Chairman and CEO        EVP & CFO                LaFox, IL 60147-0393 USA
Phone: (630) 208-2340        (630) 208-2208                (630) 208-2200 | Fax: (630) 208-2550

RICHARDSON ELECTRONICS REPORTS SECOND QUARTER FISCAL 2014 RESULTS AND DECLARES QUARTERLY CASH DIVIDEND

LaFox, IL, January 8, 2014: Richardson Electronics, Ltd. (NASDAQ: RELL), today reported sales and earnings for its second quarter ended November 30, 2013. The Company also announced that its Board of Directors declared a $0.06 per share quarterly cash dividend.
Net sales for the second quarter of fiscal 2014 were $35.4 million, a 3.2% decrease compared to net sales of $36.6 million in the prior year. Sales for the company's EDG business were flat while sales for Canvys were down 10.9%, compared to the prior year's quarter. Gross margin increased to $11.0 million, or 31.1% of net sales during the second quarter of fiscal 2014, compared to $10.7 million, or 29.3% of net sales during fiscal 2013. Operating expenses were $10.5 million for the second quarter of fiscal 2014, compared to $10.2 million for the second quarter of fiscal 2013. Operating income for the second quarters of fiscal 2014 and 2013 remained flat at $0.5 million.
Income from continuing operations for the second quarters of fiscal 2014 and 2013 was $0.6 million, or $0.04 per diluted common share.
“We remain committed to our strategy of building a strong platform for growth that allows us to leverage our global distribution network to drive profit improvement. While we see some economic improvements in China and Europe, we expect challenging conditions to continue so we will closely manage our expenses and working capital investment. Our balance sheet is strong which provides financial flexibility to invest in our growth initiatives, return capital to shareholders, and acquire businesses to diversify our portfolio,” said Edward J. Richardson, Chairman, Chief Executive Officer and President.

“We believe our third quarter sales should be in the range of $34 to $36 million. Our goal is to build our business to achieve sustainable growth over the long term,” said Mr. Richardson.

FINANCIAL SUMMARY ─ THREE MONTHS ENDED NOVEMBER 30, 2013

•	Net sales for the second quarter of fiscal 2014 were $35.4 million, down 3.2%, compared to net sales of $36.6 million during the second quarter of fiscal 2013.

•	Gross margin increased to 31.1% during the second quarter of fiscal 2014 compared to 29.3% during last year's second quarter.

•
Selling, general, and administrative expenses increased slightly to $10.5 million, or 29.6% of net sales for the second quarter of fiscal 2014 compared to $10.2 million for the second quarter of fiscal 2013, or 27.9% of net sales.

•	Operating income during the second quarter of fiscal 2014 and 2013 was $0.5 million, or 1.5% and 1.4% of net sales, respectively.

•	Income from continuing operations for during the second quarter of fiscal 2014 and fiscal 2013 was $0.6 million, or $0.04 per diluted common share.

•	Loss from discontinued operations, net of tax, was $0.1 million during the second quarter of fiscal 2014 compared to $0.2 million during the second quarter of fiscal 2013.

•
Net income during the second quarter of fiscal 2014 was $0.5 million, or $0.03 per diluted common share, compared to net income of $0.4 million, or $0.03 per diluted common share, during the second quarter of fiscal 2013, .

FINANCIAL SUMMARY – SIX MONTHS ENDED NOVEMBER 30, 2013

•	Net sales for the first six months of fiscal 2014 were $69.7 million, down 3.5%, compared to net sales of $72.3 million during the first six months of fiscal 2013.

•	Gross margin increased to 30.4% during the first six months of fiscal 2014 compared to 29.6% during the first six months of fiscal 2013.

•
Selling, general, and administrative expenses slightly increased to $20.5 million, or 29.5% of net sales, for the first six months of fiscal 2014 compared to $20.4 million, or 28.2% of net sales, for the first six months of fiscal 2013.

•
Operating income during the first six months of fiscal 2014 was $0.7 million, or 0.9% of net sales, compared to an operating income of $1.0 million, or 1.4% of net sales, during the first six months of fiscal 2013.

•
Income from continuing operations during the first six months of fiscal 2014 was $2.6 million, or $0.18 per diluted common share, versus $1.3 million, or $0.08 per diluted common share, during the first six months of fiscal 2013.

•	Loss from discontinued operations, net of tax, was $0.1 million, during the first six months of fiscal 2014, compared to $0.3 million during the first six months of fiscal 2013.

•
Net income during the first six months of fiscal 2014 was $2.5 million, or $0.17 per diluted common share, compared to net income of $1.0 million, or $0.06 per diluted common share, during the first six months of fiscal 2013.

CASH DIVIDEND AND SHARE REPURCHASES
The Company also announced today that its Board of Directors declared a $0.06 quarterly dividend per share to holders of common stock and a $0.054 cash dividend per share to holders of Class B common stock. The dividend will be payable on February 21, 2014, to common stockholders of record on February 7, 2014.
“Cash and investments at the end of our second quarter were $134.1 million. We used $2.0 million to repurchase 0.2 million shares during the second quarter. As of today, the Company currently has 11.8 million outstanding shares of common stock and 2.2 million outstanding shares of Class B common stock. With our strong balance sheet, we are committed to returning value to our shareholders,” said Mr. Richardson.

CONFERENCE CALL INFORMATION
On Thursday, January 9, 2014, at 9:00 a.m. CT, Edward J. Richardson, Chairman and Chief Executive Officer, and Kathleen S. Dvorak, Chief Financial Officer, will host a conference call to discuss the Company's second quarter results for fiscal 2014. A question and answer session will be included as part of the call's agenda. To listen to the call, please dial (888) 339-2688 and enter passcode 24209746 approximately five minutes prior to the start of the call. A replay of the call will be available beginning at 11:00 a.m. CT on January 9, 2014, for seven days. The telephone numbers for the replay are (USA) (888) 286-8010 and (International) (617) 801-6888; passcode 34766989.

FORWARD-LOOKING STATEMENTS
This release includes certain “forward-looking” statements as defined by the Securities and Exchange Commission. Statements in this press release regarding the Company's business which are not historical facts represent “forward-looking” statements that involve risks and uncertainties. For a discussion of such risks and uncertainties, which could cause actual results to differ from those contained in the forward-looking statements, see Item 1A, “Risk Factors” in the Company's Annual Report on Form 10-K filed on July 26, 2013. The Company assumes no responsibility to update the “forward-looking” statements in this release as a result of new information, future events, or otherwise.

ABOUT RICHARDSON ELECTRONICS, LTD.
Richardson Electronics, Ltd. is a leading global provider of engineered solutions, power grid and microwave tubes and related consumables, and customized display solutions serving customers in the alternative energy, aviation, broadcast, communications, industrial, marine, medical, military, scientific and semiconductor markets. The Company's strategy is to provide specialized technical expertise and “engineered solutions” based on our core engineering and manufacturing capabilities. The Company provides solutions and adds value through design-in support, systems integration, prototype design and manufacturing, testing, logistics, and aftermarket technical service and repair. More information is available online at www.rell.com.
Richardson Electronics common stock trades on the NASDAQ Global Select Market under the ticker symbol RELL.

Richardson Electronics, Ltd.
Consolidated Balance Sheets
(in thousands, except per share amounts)

	Unaudited	Audited
	November 30, 2013	June 1, 2013
Assets
Current assets:
Cash and cash equivalents	$92,646	$102,002
Accounts receivable, less allowance of $1,167 and $1,092	20,216	18,268
Inventories	35,296	33,975
Prepaid expenses and other assets	1,453	1,155
Deferred income taxes	1,983	1,856
Income tax receivable	3,321	6,429
Investments—current	39,508	38,971
Discontinued operations—assets	356	303
Total current assets	194,779	202,959
Non-current assets:
Property, plant and equipment, net	5,935	5,073
Goodwill	1,633	1,519
Other intangibles	881	908
Non-current deferred income taxes	1,477	1,398
Investments—non-current	1,991	5,461
Total non-current assets	11,917	14,359
Total assets	$206,696	$217,318
Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$12,152	$14,255
Accrued liabilities	7,472	9,566
Discontinued operations—liabilities	—	245
Total current liabilities	19,624	24,066
Non-current liabilities:
Long-term income tax liabilities	6,249	6,726
Other non-current liabilities	1,284	1,287
Total non-current liabilities	7,533	8,013
Total liabilities	27,157	32,079
Commitments and contingencies	—	—
Stockholders’ equity
Common stock, $0.05 par value; issued 11,828 shares at November 30, 2013, and 12,263 shares at June 1, 2013	591	613
Class B common stock, convertible, $0.05 par value; issued 2,191 shares at November 30, 2013 and 2,491 shares at June 1, 2013	110	125
Preferred stock, $1.00 par value, no shares issued	—	—
Additional paid-in-capital	65,760	73,979
Common stock in treasury, at cost, 0 shares at November 30, 2013, and 9 shares at June 1, 2013	—	(105)
Retained earnings	102,623	101,816
Accumulated other comprehensive income	10,455	8,811
Total stockholders’ equity	179,539	185,239
Total liabilities and stockholders’ equity	$206,696	$217,318

Richardson Electronics, Ltd.
Unaudited Consolidated Statements of Comprehensive Income
(in thousands, except per share amounts)

	Three Months Ended		Six Months Ended
	November 30, 2013	December 1, 2012	November 30, 2013	December 1, 2012
Net Sales	$35,436	$36,603	$69,693	$72,253
Cost of Sales	24,429	25,861	48,494	50,865
Gross profit	11,007	10,742	21,199	21,388
Selling, general, and administrative expenses	10,473	10,228	20,542	20,377
(Gain) loss on disposal of assets	—	2	—	(2)
Operating income	534	512	657	1,013
Other (income) expense:
Investment/interest income	(255)	(352)	(520)	(735)
Foreign exchange (gain) loss	(14)	297	92	260
Proceeds from legal settlement	—	—	(2,115)	—
Other, net	15	(42)	(15)	(65)
Total other income	(254)	(97)	(2,558)	(540)
Income from continuing operations before income taxes	788	609	3,215	1,553
Income tax provision	157	28	605	238
Income from continuing operations	631	581	2,610	1,315
Loss from discontinued operations, net of tax	(107)	(203)	(118)	(290)
Net income	524	378	2,492	1,025
Foreign currency translation gain, net of tax	1,196	1,547	1,621	1,947
Fair value adjustments on investments	22	4	23	5
Comprehensive income	$1,742	$1,929	$4,136	$2,977
Net income per Common share - Basic:
Income from continuing operations	$0.05	$0.04	$0.19	$0.09
Loss from discontinued operations	(0.01)	(0.01)	(0.01)	(0.02)
Total net income per Common share - Basic:	$0.04	$0.03	$0.18	$0.07
Net income per Class B common share - Basic:
Income from continuing operations	$0.04	$0.03	$0.17	$0.08
Loss from discontinued operations	(0.01)	(0.01)	(0.01)	(0.02)
Total net income per Class B common share - Basic:	$0.03	$0.02	$0.16	$0.06
Net income per Common share - Diluted:
Income from continuing operations	$0.04	$0.04	$0.18	$0.08
Loss from discontinued operations	(0.01)	(0.01)	(0.01)	(0.02)
Total net income per Common share - Diluted:	$0.03	$0.03	$0.17	$0.06
Net income per Class B common share - Diluted:
Income from continuing operations	$0.04	$0.03	$0.17	$0.08
Loss from discontinued operations	(0.01)	(0.01)	(0.01)	(0.02)
Total net income per Class B common share - Diluted:	$0.03	$0.02	$0.16	$0.06
Weighted average number of shares:
Common shares - Basic	11,871	12,437	11,997	12,604
Class B common shares - Basic	2,191	2,812	2,309	2,863
Common shares - Diluted	14,185	15,345	14,433	15,567
Class B common shares - Diluted	2,191	2,812	2,309	2,863
Dividends per common share	$0.060	$0.060	$0.120	$0.120
Dividends per Class B common share	$0.054	$0.054	$0.108	$0.108

Richardson Electronics, Ltd.
Unaudited Consolidated Statements of Cash Flows
(in thousands)

	Three Months Ended		Six Months Ended
	November 30, 2013	December 1, 2012	November 30, 2013	December 1, 2012
Operating activities:
Net income	524	378	2,492	1,025
Adjustments to reconcile net income to cash provided by (used in) operating activities:
Depreciation and amortization	273	266	521	565
Gain on sale of investments	(12)	(1)	(19)	(21)
(Gain) loss on disposal of assets	—	2	—	(2)
Share-based compensation expense	270	208	384	332
Deferred income taxes	(108)	(7)	(167)	(8)
Change in assets and liabilities, net of effect of acquired businesses:
Accounts receivable	(508)	(758)	(1,726)	(1,404)
Income tax receivable	357	36	3,108	191
Inventories	310	2,265	(140)	1,715
Prepaid expenses and other assets	(430)	196	(274)	(426)
Accounts payable	317	2,664	(2,230)	1,234
Accrued liabilities	(565)	806	(2,455)	(200)
Long-term income tax liabilities	(235)	4	(477)	(317)
Other	56	148	47	190
Net cash provided by (used in) operating activities	249	6,207	(936)	2,874
Investing activities:
Cash consideration paid for acquired businesses	—	(2,557)	(973)	(2,557)
Capital expenditures	(540)	(478)	(981)	(557)
Proceeds from sale of assets	—	—	—	4
Proceeds from maturity of investments	14,044	39,763	54,532	97,510
Purchases of investments	(11,458)	(23,838)	(51,552)	(75,562)
Proceeds from sales of available-for-sale securities	20	83	76	137
Purchases of available-for-sale securities	(20)	(83)	(76)	(137)
Other	22	—	91	—
Net cash provided by investing activities	2,068	12,890	1,117	18,838
Financing activities:
Repurchase of common stock	(2,025)	(5,998)	(8,725)	(11,550)
Proceeds from issuance of common stock	100	72	171	83
Cash dividends paid	(828)	(1,799)	(1,685)	(1,799)
Other	—	—	1	—
Net cash used in financing activities	(2,753)	(7,725)	(10,238)	(13,266)
Effect of exchange rate changes on cash and cash equivalents	552	908	701	1,179
Increase/ (decrease) in cash and cash equivalents	116	12,280	(9,356)	9,625
Cash and cash equivalents at beginning of period	92,530	41,238	102,002	43,893
Cash and cash equivalents at end of period	$92,646	$53,518	$92,646	$53,518

Richardson Electronics, Ltd.
Net Sales and Gross Profit
For the Second Quarter and First Six Months of Fiscal 2014 and Fiscal 2013
(in thousands)

By Strategic Business Unit:

Net Sales	QTD		QTD
	FY 2014		FY 2013	% Change
EDG	$26,163		$26,186	(0.1)%
Canvys	9,273		10,417	(11.0)%
Total	$35,436		$36,603	(3.2)%

	YTD		YTD
	FY 2014		FY 2013	% Change
EDG	$51,642		$51,813	(0.3)%
Canvys	18,051		20,440	(11.7)%
Total	$69,693		$72,253	(3.5)%

Gross Profit	QTD		QTD
	FY 2014	% of Net Sales	FY 2013	% of Net Sales
EDG	$8,507	32.5%	$7,930	30.3%
Canvys	2,500	27.0%	2,812	27.0%
Total	$11,007	31.1%	$10,742	29.3%

	YTD		YTD
	FY 2014	% of Net Sales	FY 2013	% of Net Sales
EDG	$16,366	31.7%	$15,930	30.7%
Canvys	4,833	26.8%	5,458	26.7%
Total	$21,199	30.4%	$21,388	29.6%